MONUMENT CIRCLE ACQUISITION CORP.
One EMMIS Plaza

40 Monument Circle, Suite 700
Indianapolis, IN 46204

January 12, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Timothy S. Levenberg

Monument Circle Acquisition Corp.
Registration Statement on
Form S-1 (File No. 333-251627)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 23,000,000 units (including 3,000,000 units to cover over-allotments), each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one warrant, of Monument Circle Acquisition Corp. (the “Company”) be accelerated to January 13, 2021 at 4:00 P.M. E.D.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the S-1. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

*****

Very truly yours,

By:	/s/ Ryan A. Hornaday
	Name:	Ryan A. Hornaday
	Title:	Chief Financial Officer